



Growing Global Markets

Annual Report 2005


NEOGEN
CORPORATION



CONTENTS

THE MISSION OF NEOGEN CORPORATION IS TO BE THE DOMINANT COMPANY IN THE DEVELOPMENT AND MARKETING OF SOLUTIONS FOR FOOD AND ANIMAL SAFETY.

FINANCIAL HIGHLIGHTS



SEC MAIL
RECEIVED
PROCESSING
SEP 2 2 2005
WASH. D.C.
105
SECTION

Amounts in thousands, except per share

Years Ended May 31,	2005	2004	2003	2002	2001
Operations:					
Total Revenues	$ 62,756	$ 55,498	$ 47,685	$ 42,065	$ 35,756
Food Safety Sales	28,156	27,567	26,476	20,970	17,390
Animal Safety Sales	34,600	27,931	21,209	21,095	18,366
Operating Income	8,769	7,542	6,785	5,500	4,265
Net Income	5,916	5,099	4,787	3,945	3,170
Basic Net Income Per Share	.73	.64	.63	.53	.44
Diluted Net Income Per Share	.70	.61	.60	.49	.43
Average Shares Outstanding	8,492	8,377	7,985	7,972	7,395

Total Revenues
(Dollars in thousands)



$70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2001
2002
2003
2004
2005

Net Income
(Dollars in thousands)



$6,000
5,000
4,000
3,000
2,000
1,000
0
2001
2002
2003
2004
2005

Total Assets
(Dollars in thousands)



$70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
2001
2002
2003
2004
2005

Dollars in thousands

May 31,	2005	2004	2003	2002	2001
Financial Strength:					
Cash and Marketable Securities	$ 1,972	$ 1,696	$ 8,897	$ 6,353	$ 7,182
Working Capital	22,644	20,619	22,208	19,651	18,244
Total Assets	63,884	59,975	48,036	40,270	33,022
Long-Term Debt	-	3,900	-	-	28
Stockholders' Equity	54,835	47,842	41,402	35,546	29,337



To Our Stockholders, Employees and Friends

The team did it again! For the 12th consecutive year, I can report Neogen set a new record in both revenues and earnings. I am proud of the team of Neogen employees that has kept this long growth record intact.

Revenues for our 2005 fiscal year were $62.8 million, a 13% increase. Net income for the year was $5.9 million as compared to approximately $5.1 million last year – a 16% increase. This translates to $0.70 per share compared to $0.61 last year. This year's $0.70 per share reflects a one-time $0.03 deduction related to closing the company's Baltimore facility.

Balance Sheet Strong

Neogen generated approximately $6.7 million in cash from operations for the year. We started the year with $3.9 million borrowed against our line of credit, but retired all the long-term debt before year-end. Neogen also continued its solid growth in shareholder value as shareholder equity increased by 15%.

Both Divisions Solid

Neogen manages its business as two divisions – Food Safety and Animal Safety. Important progress was made in both divisions in the past year.

Our Animal Safety Division led the company's revenue increase for the '05 year with revenues up 24% to $34.6 million. The addition of the Hacco rodenticide business acquired in the '04 year provided a significant part of that gain. However, sales of established products showed very respectable growth.

Sales of the veterinary instrument products again showed strong growth this year as we have taken advantage of the market transitions that are underway in the distribution of products to farmers and ranchers. Revenues of veterinary instruments were up 17% this year. The company's needles, syringes, and instruments to more precisely deliver animal health products continue good market acceptance since these practices also have a high impact on the food safety of meat products.

Operating Income
(Dollars in thousands)


$10,000
8,000
6,000
4,000
2,000
0
2001
2002
2003
2004
2005

Sales of the Food Safety Division showed more moderate growth increasing to approximately $28.2 million from $27.6 million in the prior year. As the food safety testing markets are going through restructuring and competition has significantly increased, our Food Safety Sales and Marketing group got a bit behind in maintaining market share. However, we believe the significant adjustments made at midyear have that group back on track. Sales of the Acumedia dehydrated culture media products – with a 16% increase in revenues from prior year – are helping to augment the revenues from diagnostic test kits.

Growing Global Markets

The global markets for Neogen products in the food safety and animal safety areas are estimated to each be in the range of $500 million annually. As much as two-thirds of each of these market areas lies outside the United States. Neogen's products are now sold into about 100 countries, and during this past year 27% of company revenues were from international sources – an increase from 25% last year and 20% the year before.

Not only does Neogen have a large market potential, but its markets are experiencing significant growth. For example, market analysts have projected food pathogen testing will increase over 50% in five years.

As Neogen has anticipated the growth and diversity of our markets, we have developed products to meet their needs. We were one of the very first to identify the need to test grains, nuts, and spices for natural toxins, and developed an unequaled line of diagnostics to detect those toxins. In a similar fashion, we developed rapid and simple tests to detect bacterial pathogens to meet that growing market need. When processors, consumers, and regulators began uncovering food allergens concerns, Neogen was again at the forefront in producing those tests. As concern increased among worldwide pork processors about broken needles going undetected into final meat products, we developed uniquely detectable needles.

Over the past two years, Neogen has expanded its Neogen Europe Ltd. operations in Scotland to become the center of distribution and focal point for our business development in EU countries. Though China opportunities are growing gradually, Neogen continues to maintain a strong partnership in Shanghai and has secured several important government approvals for its tests.

Our animal vaccine sales continue to grow in the international markets. We are securing registrations for our rodenticides in a number of countries and have already seen those sales produce attractive growth. Rodents are estimated to destroy $30 billion in food products each year, spread bacterial contamination, and are the carriers of numerous animal diseases.

Consolidation for Efficiency

Neogen made continued progress during the past year in the consolidation and integration of its operations to improve efficiency and lower costs. We completed the consolidation of our veterinary instrument operations from Chicago to Lexington, Ky., and Lansing, Mich., at the end of FY '04.

At midyear, we relocated the company's Acumedia operations from an inadequate and expensive facility in Baltimore to Lansing. We now have over four times the plant capacity with new state-of-the-art equipment that is considerably reducing operating costs. We expect to recover the one-time charge of $0.03 per share needed to make this move in the first year of operations in the new facilities.

R&D is Significant

Though Neogen continued to make significant investments in R&D over the past year, those expenses were a smaller percent of total revenues than a year earlier. However, the company has continued to invest aggressively in the R&D activities that protect our current technology and develop new products. We continue to develop new tests for both food and animal safety diagnostics, with several introduced during the past year, and others in the pipeline.

Neogen has probably developed more rapid immunoassay based test kits than any company in our industry. Because of its accuracy and ease of use by customers, this technology will likely continue into the foreseeable future. However, the new tools of proteomics and genomics have opened new opportunities for Neogen to continue developing the simplicity of our DNA probe hybridization technology. This technology uses a portion of the target's unique ribosomal RNA sequence to easily and quickly detect a pathogen. In FY '05, we will continue to add to our 24 people in R&D in Lexington, Scotland, and Lansing. We see truly exciting new products being generated in-house in the future.


Stockholders' Equity
(Dollars in thousands)
$60,000
50,000
40,000
30,000
20,000
10,000
0
2001
2002
2003
2004
2005

Numerous opportunities for future growth are available to Neogen – all within the same synergistic strategies we have developed in the past. We will continue our strong direct marketing programs for the food safety in the U.S., and build on our strong animal safety distribution network here. We will expand European direct sales opportunities into the U.K., France, and Germany. We have transferred responsibilities for European distribution of food safety products to our Scotland facilities to reduce freight costs, and have sales and technical staff nearby to work with our distributor organization in other EU countries. We will likewise expand distributor programs in Asia and the Latin American countries.

Neogen will continue to make improvements in its existing product lines. We will continue to expand our genetics-based technology for food safety diagnostics to accommodate high throughput laboratories. We will develop more specialized packaging for our Acumedia products and animal safety products. This next year, we will be manufacturing more of our animal safety pharmaceutical products in our own plant in Lexington to provide better assurance of availability, and to reduce costs.

With a significant unused debt capacity, we will pursue synergistic acquisitions to open new markets, or provide new products. The planned third quarter completion of the acquisition of the dairy antibiotic testing business of Belgium-based UCB is one example.

Neogen is poised to thrive in the growing global markets we serve. We are excited that our position will allow us to continue to set new growth records in both revenues and profits.

James L. Herbert
President



The desire to eat food safe from hazard knows no boundaries. Whether diners are seated in Chicago, Buenos Aires, Berlin, or Shanghai, they expect meals free of contaminants that will lead directly to illness or injury, and free of known carcinogens and other substances known to pose longer-term risks...

THRIVING IN GROWING GLOBAL MARKETS



...but with their expectations, modern consumers often have no real idea whether the food before them is indeed safe. The complexity of the modern food supply chain can put the food before them at risk in far-removed places in multitudinous ways. Consumers worldwide have little other choice than to trust their food's producers, transporters, processors, and preparers.



The World Health Organization (WHO) has estimated that unsafe food is responsible for at least 2 billion illnesses and approximately 1.8 million deaths annually. The organization further states that "many more" people suffer long-term debilitation due to foodborne causes each year.

The WHO, Food and Agricultural Organization of the United Nations (FAO), numerous other organizations, and regulatory agencies in countries around the world, have instituted numerous collaborations with the shared goal of making the world's food supply the safest it can be.

Such global collaborations have had an impact. For example, the FAO reported that the number of countries with established limits for natural toxins in food and feed had risen from 31 in 1981 to 99 in 2003. The FAO report further states that testing is expected to "grow significantly" in the coming years.

U.S. Food Exports and Imports
(Dollars in thousands)



$60,000
50,000
40,000
30,000
20,000
10,000
0
1993
1995
1997
1999
2001
2003
Domestic Exports
Imports

The known trend of greater vigilance of the food and feed supply chain is mirrored in estimates for the growth of the global food safety testing market. According to a recent report, the global market for food safety testing was approximately $275 million in 2004 (31 million tests) and is expected to grow to about $415 million in 2009 (41 million tests). The report states that the largest segment of food safety testing, pathogen testing, is expected to rise from approximately $170 million to about $260 million in 2009.

It is within this arena of heightened concerns and expenditures that Neogen Corporation operates its Food Safety and Animal Safety Divisions. The Animal Safety Division is operated with the understanding that healthy animals are critical to both the food animal and companion animal industries. Healthy environments in which to raise animals, and store and process food and animal feed products, are key links in the overall food chain, and the continued health of animals we choose to share our lives with.

Neogen's role in helping to maintain food and animal safety throughout the various markets it serves is to become a strong ally with its customers—to work closely with the companies and practitioners who use Neogen's products. When products leave a facility after being tested with one of the company's diagnostics, Neogen rides along with them.



To reach each of its worldwide customers and prospects with expertise and experience, Neogen's service and sales efforts are divided by market segments. Neogen's markets, and recent developments within the segments, include:

International sales group

Industry experts estimate that the total international market for Neogen's products is at least twice the domestic market. Internationally, Neogen uses its own sales managers to work closely with and coordinate the efforts of a network of more than 65 distributors in 100 countries. Neogen's strong presence in Latin America intensified in the past year. Sales of tests to detect GMOs increased 11% overall, due in large part to the sale of tests into Brazil to ensure its Europe-bound soybeans are GMO-free.

In 2004, Neogen expanded its Neogen Europe Ltd. facilities in Ayr, Scotland, to better handle direct sales to England, Scotland, Ireland and France, and better support its network of distributors throughout the EU. With the recent acquisition of its German distributor, Neogen's distribution to that country has been integrated into Neogen Europe's operations, leaving the company with eight independent distributors serving the remainder of Europe.

Neogen's products continued to see increased usage in Pacific Rim countries, and throughout Asia. Several of Neogen's products received official "national standard" designation in China, which is important for expanded sales into the country. Neogen products that help form China's national testing standards include test kits for foodborne bacteria, mycotoxins, genetic modification, and antibiotic and pesticide residues. The move followed China's entrance into the World Trade Organization, and Neogen's opening of a location in Shanghai.


Countries in which Neogen products are distributed



Dairy and beverage

Neogen's worldwide dairy and beverage group targets brewers, beverage, juice and water bottlers, wineries, and dairy processors. Neogen currently offers the dairy and beverage industries an ATP sanitation monitoring system, water quality test, food allergen tests, and bacteria tests.

Neogen's announced acquisition of Brussels, Belgium-based UCB's dairy antibiotic testing business is anticipated to further aid Neogen's development of this market, and the company's general international expansion as well. Milk processors typically test raw milk arriving from dairy farms for antibiotic residues.



Meat and poultry



Neogen's meat and poultry group works with processors of beef, lamb, chicken, pork, eggs, turkey, and seafood. The company offers this market tests for foodborne bacteria, such as *E. coli*, *Salmonella*, *Listeria*, and *Campylobacter*, and sanitation and food allergen tests. Neogen's test has been used by the USDA each week since 1994 to monitor the nation's beef supply for *E. coli* O157:H7.

Pending regulation will make it mandatory to test U.S. poultry flocks to ensure they are not infected with *Salmonella enteritidis*, which contaminates eggs, and is a leading cause of foodborne illness. A recent estimate placed the number of illnesses in the U.S. alone caused by contaminated eggs at 182,060 in 2000. Neogen's test for this pathogen was recently introduced.



Grocery products

Neogen's grocery product group targets manufacturers of traditional grocery items, such as bakery goods, cereal foods, natural foods, prepared meals, snacks, confections, pasta, and pet food. Grocery producers use Neogen's complete line of safety testing products, including tests for dangerous bacteria, natural toxins, food allergens, and general sanitation levels.

A new U.S. food allergen labeling law that goes into effect January 1, 2006 will expand this market in coming years. The new law requires that food manufacturers have processes in place to reduce or eliminate accidental cross-contact between non-allergenic food and known food allergens. Many other countries are ahead of the U.S. in such food allergen regulations. Neogen has the leading group of diagnostic tests to detect food allergens such as peanuts, milk, eggs, soy, gluten, almonds, and hazelnuts.

Milling and grain



Neogen's milling and grain team of professionals targets producers and processors of feed and grain, as well as millers and malters, and regulatory personnel responsible for the safety and quality of the worldwide grain supply. Neogen offers this worldwide market the most comprehensive line of tests for mycotoxins, ruminant by-products in feed, genetically-modified grains, as well as tests for dangerous bacteria.

With continuing reports of BSE-positive cows being identified from one part of the globe or another, BSE (a.k.a., "mad cow" disease) continues to reshape both the food and animal safety concerns worldwide. Neogen has the only AOAC-approved test to help prevent ruminant proteins from being included in ruminant feed.



Biotechnology companies



Neogen offers Acumedia dehydrated culture media and diagnostics to worldwide biotechnology customers who use culture media for varied reasons, including traditional bacterial testing. Media is also used to grow beneficial organisms, such as cultures for sausages and beer. Neogen also markets Acumedia to commercial and research laboratories, and producers of pharmaceuticals, cosmetics, and veterinary vaccines. Acumedia's current catalog of products features approximately 390 items and numerous custom manufactured products.

Neogen's FY 2005 move of Acumedia manufacturing operations from outdated facilities in Baltimore to much larger, much more modern facilities in Lansing has quadrupled the manufacturing capacity of the previous facilities, and doubled the number of products that can be produced simultaneously.



Fruit and vegetable

Neogen's fruit and vegetable group works with producers and processors of fruits and vegetables, including fresh cut, canned, and frozen varieties.

A recent study has shown that produce-associated outbreaks accounted for an increasing proportion of all reported foodborne outbreaks, rising from 0.7% in the 1970s to 6% in the 1990s. Among produce-associated outbreaks, the food items most frequently implicated included salad, lettuce, melon, sprouts, and berries. To counter this trend, processors have increased usage of Neogen's microbial and sanitation testing products.

Food service



Neogen's food service group targets fast food restaurants, full-service restaurants, grocery stores, delis, fresh fish markets, and caterers.

This market's growing acknowledgement of its role as the last critical safety link in the food supply chain has led to a growing acceptance and usage of food safety products, including Neogen's almost instantaneous sanitation monitoring system. Recently, several supermarket chains have begun adopting Neogen products to routinely monitor their safety and quality issues.



Professional veterinary market



Neogen uses its own experienced sales force domestically, and a network of distributors internationally, to reach veterinarians and professional animal caregivers primarily in the equine, beef, swine, poultry, and companion animal care businesses. Neogen offers these businesses veterinary instruments, pharmaceuticals, vaccines, rodenticides, disinfectants, topicals, and diagnostic products.

According to forecast data from the USDA, worldwide pork consumption is projected to be up 14% in 2005 when compared to 2000 figures. Among its many products that serve this growing market, Neogen's unique D3 detectable veterinary needles continued their market penetration, recording significant sales increases, especially in the worldwide swine integrator market.



Retail animal care product market

Neogen uses a network of professional distributors and retailers to supply animal owners and caregivers with premium quality, yet affordable animal care products. Neogen offers the retail market rodenticides, and veterinary products targeted for use on farms and ranches, and care items for companion animals.

In addition to quality products, Neogen offers retailers a "one-stop" approach with its comprehensive line of retail items, cutting-edge display-creating technology, and an innovative paperless product reordering approach.

Neogen's impressive record of growth in the farm and ranch retail market continued in the past year, growing the number of retail locations offering Neogen's veterinary instruments and rodenticides by nearly 100 stores to approximately 1,000. Retail chains now offering Neogen products include such recognizable names in the market segment as Tractor Supply Company, Orscheln Farm & Home Supply, Mattoon Rural King, and Running Supply.

Life sciences



Products aimed at Neogen's Life Science market include its drug detection test kits. The tests are sold by Neogen sales representatives to laboratories and end users worldwide for the detection of abused and therapeutic drugs in racing and food animals, and in meat products. Recently, Neogen added to its more than 80 drug detection tests that can be used to detect more than 200 drugs and their metabolites. Neogen also supplies drug detection kits to the forensic toxicology market for the analysis of urine, blood, and other types of forensic samples.

Neogen's remarkable record of growth has been driven in most part by Neogen's successful seizing of several opportunities in many markets. With the numerous new opportunities now being identified, Neogen is exceptionally equipped to thrive in these growing global markets for years to come.

The information in this Management's Discussion and Analysis of Financial Condition and Results of Operations contains both historical financial information and forward-looking statements. Neogen Corporation management does not provide forecasts of future financial performance. While management is optimistic about the Company's long-term prospects, historical financial information may not be indicative of future financial results.

Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "expects," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. There are a number of important factors, including competition, recruitment and dependence on key employees, impact of weather on agriculture and food production, identification and integration of acquisitions, research and development risks, patent and trade secret protection, government regulation and other risks detailed from time to time in the Company's reports on file at the Securities and Exchange Commission, that could cause Neogen Corporation's results to differ materially from those indicated by such forward-looking statements, including those detailed in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

In addition, any forward-looking statements represent management's views only as of the day this Report on Form 10-K was first filed with the Securities and Exchange Commission and should not be relied upon as representing management's views as of any subsequent date. While management may elect to update forward-looking statements at some point in the future, it specifically disclaims any obligation to do so, even if its views change.

Critical Accounting Policies and Estimates

The discussion and analysis of the Company's financial condition and results of operations are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires that management make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates the estimates, including those related to receivable allowances, inventories and intangible assets. These estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The following critical accounting policies reflect management's more significant judgments and estimates used in the preparation of the consolidated financial statements.

Revenue Recognition

Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership, which is generally at the time of shipment. Where right of return exists, allowances are made at the time of sale to reflect expected returns based on historical experience.

Accounts Receivable Allowance

Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information, such as changes in customer credit and general credit conditions. Actual collections can differ from historical experience, and if economic or business conditions deteriorate significantly, adjustments to these reserves could be required.

Inventory

A reserve for obsolescence is established based on an analysis of the inventory taking into account the current condition of the asset as well as other known facts and future plans. The amount of reserve required to record inventory at lower of cost or market may be adjusted as conditions change. Product obsolescence may be caused by shelf-life expiration, discontinuance of a product line, replacement products in the marketplace or other competitive situations.

Valuation of Intangible Assets and Goodwill

Management assesses goodwill and other non-amortizable intangible assets for possible impairment on no less often than an annual basis. This test was performed in the fourth quarter of fiscal 2005 and it was determined that no impairment exists. There was also no impairment indicated for 2004 or 2003. In the event of changes in circumstances that indicate the carrying value of these assets may not be recoverable, management will make an assessment at any time. Factors that could cause an impairment review to take place would include:

—Significant underperformance relative to expected historical or projected future operating results.

—Significant changes in the use of acquired assets or strategy of the Company.

—Significant negative industry or economic trends.

When management determines that the carrying value of intangible assets may not be recoverable based on the existence of one or more of the above indicators of impairment, the carrying value is compared to a value determined based on projected discounted cash flows using a discount rate commensurate with the risk inherent in the Company's current business model. Any impairment identified in this computation is given current recognition in any unissued financial statements. Changes to the discount rate used in the analysis or discounted cash flows can have a significant impact on the results of the impairment test.

Results of Operations

Executive Overview

On an overall basis, the 2005 fiscal year had a 13% increase in comparison with the fiscal year ended May 31, 2004 primarily as a result of revenue increases in the Animal Safety segment. A portion of the Animal Safety segment's revenue increases came from the Company's November 2003 acquisitions of Hacco, Inc. and Hess & Clark, Inc. that were reported as new components of this segment midway through the 2004 year. Additionally, Animal Safety segment revenue growth from continuing products increased 8% following a year in which the segment experienced little growth. Growth came as a result of economic improvements in certain markets and from implementation of the segment's sales and marketing plans. Food Safety segment revenues increased 2% during the year. Sales of the Company's products that are affected by weather were unchanged on an overall basis during the year as were sales of products for the detection of bacteria. Food Safety sales during the year were most affected by the change from an outside supplier for the Company's ATP product to a more user friendly and stable internally produced product with improved margins. But for this change, overall Food Safety sales would have increased 5%. While consolidated revenues were up 13%, net income was up 16% principally as a result of changes in product mix on overall gross margins, the effect of reorganizations during the past two years, net of the cost thereof, the integration costs of the Hacco and Hess & Clark acquisitions, and strong control of other costs.

Revenues

	Twelve Months Ended				
(dollars in thousands)	**May 31, 2005**	**Increase (Decrease)**	May 31, 2004	Increase (Decrease)	May 31, 2003
Food Safety:					
Natural Toxins and Allergens	**$ 10,982**	**5%**	$ 10,502	(7%)	$ 11,252
Bacterial and General Sanitation	**9,943**	**(5%)**	10,457	- %	10,417
Dry Culture Media and Other	**7,231**	**9%**	6,608	37%	4,807
	$ 28,156	**2%**	$ 27,567	4%	$ 26,476
Animal Safety:					
Life Sciences and Other	**$ 4,331**	**9%**	$ 3,973	1%	$ 3,924
Vaccine	**1,543**	**20%**	1,287	10%	1,166
Rodenticides and Disinfectants	**8,815**	**116%**	4,076	- %	-
Veterinary Instruments and Other	**19,911**	**7%**	18,595	15%	16,119
	$ 34,600	**24%**	$ 27,931	32%	$ 21,209
Total Revenues	**$ 62,756**	**13%**	$ 55,498	16%	$ 47,685

Within the Food Safety Segment, natural toxin sales were up 5% in fiscal year 2005 in comparison with sales in 2004 and down 7% in fiscal year 2004 in comparison with 2003. A significant portion of the U.S. grain crop was contaminated with aflatoxin in 2002 and the Company's products were widely used in the Company's 2003 fiscal year in the identification of contaminated commodities. The 2003 and 2004 crops were largely uncontaminated. The Company continues to enjoy rapid market acceptance of its allergen products. The growth in allergen detection products is fueled by public and producer recognition of this food safety problem and pending food allergen labeling set to take effect January 1, 2006. Sales of diagnostic tests for monitoring bacterial pathogens and general sanitation products decreased by 5% in 2005 and were consistent in 2004 when compared with 2003. While many of the bacteria and general sanitation product line sales were consistent in each year, sales of general sanitation products to detect ATP were down 20% in the 2005 fiscal year in comparison with 2004, following the Company's launch of a self-manufactured product to replace the general sanitation product that it had previously distributed. The goal of this change to internally produced products is to increase gross margins from these sales. This much-improved product is receiving excellent acceptance in the market with its sales in the later part of the year beginning to approach sales prior to the changes. Dry culture media and other sales increased by 9% in 2005 and by 37% in 2004. The Company continued to make sales gains in the international markets in 2005 by increasing sales by 26%. Other sales grew in 2004 primarily due to substantial orders of test kits from Brazil to detect soybeans that have been genetically modified to make them tolerant to herbicides. Brazil is a leading exporter of soybeans to the European market, which demands assurance that the commodity is GMO free. Sales of GMO detection products grew by 11% in 2005.

Within the Animal Safety Segment, sales of life science and other products increased by 9% in fiscal year 2005 in comparison with 2004 and by 1% in 2004 in comparison with the 2003 fiscal year as the Company's sales initiatives were more successfully implemented in the 2005 year. Vaccine product sales increased by 20% in 2005 in comparison with 2004 and by 10% in fiscal 2004 in comparison with 2003, fueled by strong increases in sales in international markets. Sales of Neogen's acquisitions in November of fiscal 2004 of Hacco rodenticides and Hess and Clark disinfectants continued to contribute to the 2005 sales increases and grew by 116% in 2005 with a full year of sales in comparison with a partial year in 2004. Partial year to year comparisons for Hacco are difficult because of the seasonality of the business, however, management believes its marketing efforts have had a positive impact on sales subsequent to the acquisition. Veterinary instruments and other sales increased in 2005 by 7% and by 15% in 2004. These 2005 increases were driven by a 33% increase in sales of veterinary instruments including a 17% increase of sales of those products through retail chain distribution. Other 2005 growth contributors in this category include certain of the Company's wound care products that nearly doubled in the 2005 year and the Company's unique D3 detectable needle. In 2004 the veterinary and other category rose as a result of a 28% increase in veterinary instrument sales, including significant retail chain store sales. Increases in Triple Crown and AmVet product sales of almost 12% in 2004 and an increase in D3 sales also contributed to the increase in the other category.

COST OF GOODS SOLD

(dollars in thousands)	**2005**	**Increase**	2004	Increase	2003
Cost of Goods Sold	**$ 32,153**	**15%**	$ 27,989	29%	$ 21,763

Cost of goods sold increased by 15% in 2005 and by 29% in 2004 in comparison with the prior year. This compares against a 13% increase in revenues in 2005 and a 16% increase in revenues in 2004. Expressed as a percentage of revenues, cost of goods sold was 51%, 50% and 46% in 2005, 2004, and 2003 respectively. Overall margins in 2005 and 2004 were affected negatively by costs related to plant closings in Chicago and Baltimore.

Food Safety gross margins were 57%, 57% and 61% in 2005, 2004 and 2003, respectively. Changes in margins between periods relate primarily to changes in product mix. With relatively higher levels of sales of diagnostic kits related to the aflatoxin outbreak in 2003, Food Safety margins were higher in that year than in either 2005 or 2004. Additionally, in 2004 and 2005, the Company incurred certain additional overhead costs related to the new diagnostic manufacturing facility and the new ATP product introduction that adversely affected gross margins. Additionally, margins in 2005 were adversely affected by the cost of moving the Company's Acumedia unit and the start up costs of the new facility. Food Safety margins sequentially increased during the last nine months of the 2005 year as the effects of efficiencies resulting from investments in manufacturing facilities and the ATP product change began to be realized.

Animal Safety gross margins were 42%, 42% and 45% in 2005, 2004 and 2003, respectively. Changes in margins between periods relate primarily to product mix. In particular, margins on certain products are subject to fluctuations based on market conditions. In general the Company does not maintain any of the particular products that are subject to price fluctuations in inventory. Margins in the 2004 year were adversely affected by costs related to the closing and move of the Company's Ideal unit.

OPERATING EXPENSES

(dollars in thousands)	**2005**	**Increase (Decrease)**	2004	Increase (Decrease)	2003
Operating Expenses:					
Sales and Marketing	**$ 13,484**	**12%**	$ 12,052	- %	$ 12,077
General and Administrative	**5,621**	**12%**	5,022	21%	4,146
Research and Development	**2,729**	**(6%)**	2,893	(1%)	2,914

Sales and marketing expense categories increased in 2005 by 12% and remained consistent in 2004 as compared with 2003. As a percentage of sales, sales and marketing expense decreased in 2005 to 21% from 22% in 2004 and from 25% in 2003. The reduction of sales and marketing expenses as a percentage of revenues resulted from strong cost containment measures and the addition of Hacco sales that require proportionally less sales and marketing support. Also, during 2004, a royalty agreement expired in which the Company was obligated to pay royalties to research corporation investors on natural toxin test kit sales. This royalty contributed 1% of the decrease in expenses. Management plans to continue to expand the Company's sales and marketing efforts both domestically and internationally in the future and currently expects related expenses to remain between 20% and 25% expressed as a percentage of sales.

General and administrative expenses increased by 12% in 2005 and by 21% in 2004 from the same period in 2003. Significant increases in 2005 and 2004 resulted primarily from the acquisition of Hacco in November 2003 and Adgen in February of the prior year as well as due to increased levels of operations of the Company. As a percentage of revenue, general and administrative expenses remained at 9% in all three years. These expenses tend to remain more fixed as compared to many other Company expenses.

Research and development expenses decreased by 6% in 2005 in comparison with 2004 and by 1% in 2004 in comparison with 2003. As a percentage of revenue these expenses were 4%, 5% and 6% in the years ended May 31, 2005, 2004 and 2003 respectively. Although some fluctuation in research and development expenses will occur, management expects research and development expenses to approximate 5% to 6% of revenues over time. These expenses approximate 8% to 10% of revenues from products and product lines that are supported by research and development. Other Company products require relatively less in research and development expenses.

Operating Income

(dollars in thousands)	2005	Increase	2004	Increase	2003
Operating Income	$ 8,769	16%	$ 7,542	11%	$ 6,785

During fiscal year 2005, 2004 and 2003, the Company's operating income was 14% of revenues. The Company was successful in maintaining its operating income despite fluctuations in gross margins by aggressive controls of other expenses.

Other Income (Expense)

(dollars in thousands)	2005	Increase	2004	(Decrease)	2003
Other Income--Interest and Other	$ 147	11%	$ 132	(73%)	$ 488

Other income increased by 11% in 2005 in comparison with 2004 and decreased significantly in 2004 from 2003 principally as a result of decreased royalties from related limited partnerships that expired in fiscal 2004. The interest income component of other income decreased in 2004 principally as a result of the expenditures of the invested funds on acquisitions. Interest expense in 2004 and 2005 is related to draws on the Company's credit facility, all of which has been paid at May 31, 2005. During 2005 the Company recognized grant income of $250,000 related to a grant from local governmental units.

Federal and State Income Taxes

(dollars in thousands)	2005	Increase	2004	Increase	2003
Federal and State Income Taxes	$ 3,000	17%	$ 2,575	4%	$ 2,486

Federal and state income tax rates used in the computation of income tax expense in the periods remained comparable to those in the prior year. Expressed as a percentage of income before tax, such rates were 33.6%, 33.6% and 34.2% in 2005, 2004 and 2003 respectively.

Net Income and Net Income Per Share

(dollars in thousands-except per share data)	2005	Increase	2004	Increase	2003
Net Income	$ 5,916	16%	$ 5,099	7%	$ 4,787
Net Income Per Share-Basic	$ .73		$ .64		$ .63
Net Income Per Share-Diluted	$ .70		$ .61		$ .60

Net income and net income per share in 2004 has been reduced by $300,000 or $.04 per share related to the closing of the Company's Chicago area plant and the relocation of the operation to Lansing and Lexington and in 2005 was reduced by $220,000 or $ .03 per share related to the closing of the Company's Acumedia production facility in Baltimore, Maryland and its transfer to a new facility in Lansing, Michigan.

Future Operating Results

Neogen Corporation's future operating results involve a number of risks and uncertainties. Actual events or results may differ materially from those discussed in this report. Factors that could cause or contribute to such differences include, but are not limited to, the factors discussed below as well as those discussed elsewhere in this report. Management's ability to grow the business in the future depends upon its ability to successfully implement various strategies, including:

- developing, manufacturing and marketing new products with new features and capabilities;
- expanding the Company's markets by fostering increased use of Company products by customers;
- strengthening sales and marketing activities in geographies outside of the U.S.;
- developing and implementing new technology development strategies; and
- identifying and completing acquisitions that enhance existing businesses or create new business areas.

Financial Condition and Liquidity

On May 31, 2005, the Company had $1,972,000 in cash, working capital of $22,644,000 and stockholders' equity of $54,835,000. In addition available bank lines of $15,000,000 were available to, if necessary, support ongoing operations or acquisitions.

Cash and marketable securities increased $276,000 during 2005. Cash provided from operations was $6,722,000, additions to property and equipment and other non-current assets used $2,688,000 and payments on the Company's credit facility totaled $3,900,000.

Accounts receivable increased $545,000 or 5% when compared to May 31, 2004. This resulted from increased sales offset by a reduction in sales days outstanding. Days sales outstanding decreased from 58 days at May 31, 2004 to 56 days at May 31, 2005.

Inventory levels increased 11% or $1,422,000 in 2005 as compared to an increase in fourth quarter revenues of 5%. The Company maintains sufficient levels of inventory to assure that customer demands can be met on a timely basis.

Acquisitions of long-lived assets totaled $2,688,000 and resulted from purchases and renovations of new manufacturing facilities for Lansing's Acumedia product line and other expenditures during the year.

Net goodwill and non-amortizable intangible assets increased by $1,383,000 in 2005 primarily as a result of the determination that a portion of customer-based intangible has an indefinite life, the intangible assets related to the acquisition of the distribution business of BAG in Germany, the acquisition of the UriCon product line and a secondary payment related to the purchase of Neogen Europe.

The Company renegotiated its bank line in 2004 and borrowed $4,800,000 to partially finance the purchase of Hacco, Inc. and Hess & Clark, Inc. and buildings in Lansing, Michigan and Lexington, Kentucky. During 2004 the Company repaid $900,000 of the borrowings and during 2005 repaid the remaining $3,900,000. At May 31, 2005, the Company had no material commitments for capital expenditures. Inflation and changing prices have not had and are not expected to have a material effect on the Company's operations.

On July 1, 2005, the Company signed an agreement with UCB S.A. for the acquisition by the Company of UCB's dairy antibiotic testing business. Cash consideration of $14,700,000 will be due at closing that is expected late in the current calendar year. Payment of amounts necessary for closing are expected to come from available cash and drawings under the Company's credit facility.

Contractual Obligations

The Company has the following contractual obligations due by period:

(dollars in thousands)	Total	Less than one year	1-3 years	More than 3-5 years	5 years
Long-Term Debt	$ -	$ -	$ -	$ -	$ -
Operating Leases	768,000	216,000	436,000	116,000	-
Unconditional Purchase Obligations	6,500,000	6,500,000	-	-	-
Other Long-Term Obligations	250,000	-	-	250,000	-
	$ 7,518,000	$ 6,716,000	$ 436,000	$ 366,000	$ -

Neogen has been profitable from operations for its last 49 quarters and has generated positive cash flow from operations during the period. However, the Company's current funds may not be sufficient to meet the Company's cash requirements to commercialize products currently under development or its plans to acquire additional technology and products that fit within the Company's mission statement. Accordingly, the Company may be required to issue equity securities or enter into other financing arrangements for a portion of the Company's future capital needs.

The Company is subject to certain legal and other proceedings in the normal course of business that, in the opinion of management, will not have a material effect on its results of operations or financial position.

New Accounting Pronouncements

See discussion of any New Accounting Pronouncements in Note 1 to Consolidated Financial Statements.

Management Report on Internal Control Over Financial Reporting

The Board of Directors and Stockholders of Neogen Corporation:

The management of Neogen Corporation is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Neogen Corporation's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

Neogen Corporation's management assessed the effectiveness of the Company's internal control over finacial reporting as of May 31, 2005 under the supervision and with the participation of the President and CEO, and the Vice President and CFO. In making this assessment, it used the criteia set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework.* Based on that assessment, management believes that, as of May 31, 2005, the Company's internal control over financial reporting is effective.

Neogen Corporation's independent registered public accounting firm, Ernst & Young LLP, has issued an attestation report on management's assessment of the Company's internal control over financial reporting. This report appears on the following page.

August 9, 2005

James L. Herbert
President & CEO

Richard R. Current
Vice President & CFO

Reports of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm On Financial Statements

The Board of Directors and Stockholders of Neogen Corporation:

We have audited the accompanying consolidated balance sheets of Neogen Corporation and subsidiaries as of May 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended May 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Neogen Corporation and subsidiaries at May 31, 2005 and 2004, and the consolidated results of their operations and their cash flows for each of the three years in the period ended May 31, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Neogen Corporation's internal control over financial reporting as of May 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 9, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Grand Rapids, Michigan
August 9, 2005

Report of Independent Registered Public Accounting Firm On Internal Control Over Financial Reporting

The Board of Directors and Stockholders of Neogen Corporation:

We have audited management's assessment, included in the accompanying Management Report on Internal Control over Financial Reporting, that Neogen Corporation and subsidiaries maintained effective internal control over financial reporting as of May 31, 2005, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material aspects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorization of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Neogen Corporation and subsidiaries maintained effective internal control over financial reporting as of May 31, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2005, based on COSO criteria.

We also have audited, in accordance with standards of the Public Accounting Oversight Board (United States), the 2005 consolidated financial statements of Neogen Corporation and our report dated August 9, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Grand Rapids, Michigan
August 9, 2005

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED BALANCE SHEETS

May 31,	2005	2004
Assets		
Current Assets		
Cash	**$ 1,972,000**	$ 1,365,000
Marketable securities	**-**	331,000
Accounts receivable, less allowance of $531,000 and $571,000	**10,469,000**	9,924,000
Inventories	**13,796,000**	12,374,000
Deferred income taxes	**768,000**	651,000
Prepaid expenses and other current assets	**1,374,000**	1,630,000
Total Current Assets	**28,379,000**	26,275,000
Property and Equipment		
Land and improvements	**902,000**	853,000
Buildings and improvements	**8,809,000**	7,640,000
Machinery and equipment	**8,590,000**	7,561,000
Furniture and fixtures	**528,000**	475,000
	18,829,000	16,529,000
Less accumulated depreciation	**6,636,000**	5,577,000
Net Property and Equipment	**12,193,000**	10,952,000
Other Assets		
Goodwill	**18,599,000**	18,617,000
Other non-amortizable intangible assets	**2,076,000**	675,000
Other non-current assets, net of accumulated amortization of $1,123,000 and $864,000	**2,637,000**	3,456,000
Total Other Assets	**23,312,000**	22,748,000
	$ 63,884,000	$ 59,975,000

See accompanying notes to consolidated financial statements.

May 31,	2005	2004
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	**$ 2,348,000**	$ 3,063,000
Accruals		
Compensation and benefits	**1,342,000**	1,220,000
Federal income taxes	**339,000**	-
Other	**1,706,000**	1,373,000
Total Current Liabilities	**5,735,000**	5,656,000
Long-Term Debt	**-**	3,900,000
Deferred Income Taxes	**1,300,000**	874,000
Other Long-Term Liabilities	**2,014,000**	1,703,000
Total Liabilities	**9,049,000**	12,133,000
Stockholders' Equity		
Preferred stock, $1.00 par value - shares authorized 100,000; none issued and outstanding	**-**	-
Common stock, $0.16 par value - shares authorized 20,000,000; 8,147,011 and 8,010,222 shares issued and outstanding	**1,304,000**	1,282,000
Additional paid-in capital	**26,803,000**	25,785,000
Accumulated other comprehensive income	**136,000**	99,000
Retained earnings	**26,592,000**	20,676,000
Total Stockholders' Equity	**54,835,000**	47,842,000
	$ 63,884,000	$ 59,975,000

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF INCOME

Year Ended May 31,	2005	2004	2003
Net Sales	**$ 62,756,000**	$ 55,498,000	$ 47,685,000
Cost of Goods Sold	**32,153,000**	27,989,000	21,763,000
Gross Margin	**30,603,000**	27,509,000	25,922,000
Operating Expenses			
Sales and marketing	**13,484,000**	12,052,000	12,077,000
General and administrative	**5,621,000**	5,022,000	4,146,000
Research and development	**2,729,000**	2,893,000	2,914,000
	21,834,000	19,967,000	19,137,000
Operating Income	**8,769,000**	7,542,000	6,785,000
Other Income (Expense)			
Interest income	**7,000**	48,000	98,000
Interest expense	**(83,000)**	(61,000)	-
Royalty and other	**223,000**	145,000	390,000
	147,000	132,000	488,000
Income Before Income Taxes	**8,916,000**	7,674,000	7,273,000
Income Taxes	**3,000,000**	2,575,000	2,486,000
Net Income	**$ 5,916,000**	$ 5,099,000	$ 4,787,000
Net Income Per Share			
Basic	**$ .73**	$ .64	$ .63
Diluted	**$ .70**	$ .61	$ .60

See accompanying notes to consolidated financial statements.

Neogen Corporation and Subsidiaries: Consolidated Statements of Stockholders' Equity

	Common Stock		Additional	Accumulated Other Comprehensive	Retained	Total Stockholders'
	Shares	Amount	Paid-in Capital	Income	Earnings	Equity
Balance, June 1, 2002	7,635,585	$ 1,222,000	$ 23,534,000		$ 10,790,000	$ 35,546,000
Exercise of options, including $571,000 income tax benefit	127,660	20,000	1,263,000			1,283,000
Repurchase of common stock	(52,188)	(8,000)	(550,000)			(558,000)
Business acquisition	39,550	6,000	335,000			341,000
Comprehensive income:						
Net income for 2003					4,787,000	4,787,000
Foreign currency translation adjustments				$ 3,000		3,000
Total comprehensive income						4,790,000
Balance, May 31, 2003	7,750,607	1,240,000	24,582,000	3,000	15,577,000	41,402,000
Exercise of options, including $250,000 income tax benefit	254,573	41,000	1,148,000			1,189,000
Issuance of shares under Employee Stock Purchase Plan	5,042	1,000	55,000			56,000
Comprehensive income:						
Net income for 2004					5,099,000	5,099,000
Foreign currency translation adjustments				96,000		96,000
Total comprehensive income						5,195,000
Balance, May 31, 2004	8,010,222	1,282,000	25,785,000	99,000	20,676,000	47,842,000
Exercise of options and warrants, including $219,000 income tax benefit	149,816	24,000	1,117,000			1,141,000
Issuance of warrants			55,000			55,000
Issuance of shares under Employee Stock Purchase Plan	6,895	1,000	100,000			101,000
Repurchase of common stock	(19,922)	(3,000)	(254,000)			(257,000)
Comprehensive income:						
Net income for 2005					5,916,000	5,916,000
Foreign currency translation adjustments				37,000		37,000
Total comprehensive income						5,953,000
Balance, May 31, 2005	**8,147,011**	**$ 1,304,000**	**$ 26,803,000**	**$ 136,000**	**$ 26,592,000**	**$ 54,835,000**

See accompanying notes to consolidated financial statements.

NEOGEN CORPORATION AND SUBSIDIARIES: CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended May 31	**2005**	2004	2003
Cash Flows From Operating Activities			
Net income	**$ 5,916,000**	$ 5,099,000	$ 4,787,000
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**1,703,000**	1,402,000	1,136,000
Deferred income taxes (credit)	**309,000**	512,000	420,000
Income tax benefit of stock plan transactions	**219,000**	250,000	571,000
Other	**55,000**	-	-
Changes in operating assets and liabilities, net of business acquisitions:			
Accounts receivable	**(545,000)**	(2,225,000)	(755,000)
Inventories	**(1,331,000)**	(831,000)	(1,055,000)
Prepaid expenses and other current assets	**256,000**	(587,000)	70,000
Accounts payable	**(715,000)**	(210,000)	752,000
Accruals and changes	**855,000**	(429,000)	775,000
Net Cash Provided By Operating Activities	**6,722,000**	2,981,000	6,701,000
Cash Flows From Investing Activities			
Proceeds from sales of marketable securities	**831,000**	39,019,000	41,184,000
Purchases of marketable securities	**(500,000)**	(31,514,000)	(44,679,000)
Purchases of property, equipment and other noncurrent assets	**(2,688,000)**	(5,043,000)	(2,461,000)
Business and product line acquisitions, net of cash acquired	**(874,000)**	(10,034,000)	(1,850,000)
Net Cash Used In Investing Activities	**(3,231,000)**	(7,572,000)	(7,806,000)
Cash Flows From Financing Activities			
Net proceeds from issuance of common stock	**1,023,000**	995,000	712,000
Repurchase of common stock	**(257,000)**	-	(558,000)
Proceeds from (payments on) long-term debt	**(3,900,000)**	3,900,000	-
Increase in other long-term liabilities	**250,000**	-	-
Net Cash Provided By (Used In) Financing Activities	**(2,884,000)**	4,895,000	154,000
Net Increase (Decrease) In Cash	**607,000**	304,000	(951,000)
Cash, at beginning of year	**1,365,000**	1,061,000	2,012,000
Cash, at end of year	**$ 1,972,000**	$ 1,365,000	$ 1,061,000
Supplemental Cash Flow Information			
Income taxes paid, net of refunds	**$ 1,150,000**	$ 2,200,000	$ 1,050,000
Interest paid	**83,000**	53,000	-

See accompanying notes to consolidated financial statements.

1. Summary of Accounting Policies

Nature of Operations

Neogen Corporation develops, manufactures, and sells a diverse line of products dedicated to food safety testing and animal health applications.

Basis of Consolidation

The consolidated financial statements include the accounts of Neogen Corporation and its wholly owned subsidiaries (collectively, the Company). The investments in and income from unconsolidated research partnerships are not significant to the consolidated financial statements.

All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Comprehensive Income

Comprehensive income represents net income and any revenues, expenses, gains and losses that, under U.S. generally accepted accounting principles, are excluded from net income and recognized directly as a component of stockholders' equity. At May 31, 2005 and 2004, accumulated other comprehensive income consists of foreign currency translation adjustments.

Accounts Receivable and Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of accounts receivable. Management attempts to minimize credit risk by reviewing customers' credit history before extending credit and by monitoring credit exposure on a regular basis. An allowance for possible losses on accounts receivable is established based upon factors surrounding the credit risk of specific customers, historical trends and other information. Collateral or other security is generally not required for accounts receivable. No single customer accounted for more than 10% of accounts receivable at May 31, 2005 and 2004.

Fair Values of Financial Instruments

The carrying amounts of marketable securities, accounts receivable, accounts payable, accrued expenses and long-term debt approximate fair value based on either their short maturity or current terms for similar instruments.

Marketable Securities

All marketable securities are classified as available-for-sale and are used to support current operations or to take advantage of short-term investment opportunities. These securities are stated at estimated fair market value that approximates cost. The cost of securities sold is based on the specific identification method.

Inventories

Inventories are stated at the lower of cost, determined on the first-in, first-out method, or market. The components of inventories were as follows:

	2005	2004
Raw materials	**$ 5,529,000**	$ 5,487,000
Work-in-process	**721,000**	526,000
Finished goods	**7,546,000**	6,361,000
	$ 13,796,000	$ 12,374,000

Property and Equipment

Property and equipment is stated at cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense. Depreciation is provided on the straight-line method over the estimated useful lives of the respective assets, which is generally seven to thirty-nine years for buildings and improvements and three to five years for furniture, machinery and equipment. Depreciation expense was $1,444,000, $1,180,000 and $969,000, in 2005, 2004 and 2003, respectively.

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price over fair value of tangible net assets of acquired businesses after amounts allocated to other intangible assets. Other intangible assets include customer relationships, trademarks, trade names and patents. Amortizable intangible assets are amortized on either an accelerated or a straight-line basis over five to twenty years. The Company reviews the carrying amounts of goodwill and other non-amortizable intangible assets annually to determine if such assets may be impaired. If the carrying amounts of these assets are not recoverable based upon a discounted cash flow analysis, such assets are reduced by the estimated shortfall of fair value to recorded value.

Long-lived Assets

Management reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in business conditions indicate that the carrying amount of the assets may not be recoverable. Impairment is evaluated on the basis of undiscounted future cash flows from operations before interest for the remaining useful life of the assets. If present, impairment is measured based on the difference between fair value and the net book value of the related assets. Any long-lived assets held for disposal are reported at the lower of these net book values or fair value less estimated costs of disposal.

Stock Options

The Company follows Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, in accounting for its stock option plans. Under Opinion No. 25, no compensation expense is recognized because the exercise price of the Company's stock options equals the market price of underlying stock on the date of grant. Had compensation expense for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, the Company's net income and net income per share would have been as follows:

	2005	2004	2003
Net income			
As reported	$ 5,916,000	$ 5,099,000	$ 4,787,000
Deduct-compensation expense based on fair value method	(824,000)	(702,000)	(706,000)
Pro forma	$ 5,092,000	$ 4,397,000	$ 4,081,000
Basic net income per share			
As reported	$ .73	$ .64	$ .63
Pro forma	$ .63	$ .56	$ .53
Diluted net income per share			
As reported	$ .70	$ .61	$ .60
Pro forma	$ .61	$ .53	$ .52

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants in 2005, 2004 and 2003, respectively: dividend yield of 0%; expected volatility of 44.5%, 47.0% and 54.0%; risk free interest rates of 3.25%, 2.7% and 2.7%; and expected lives of four years.

In December 2004, the FASB issued a revision to Statement No. 123, Share-Based payment. This revision supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This revision requires companies to recognize the cost of stock options, based on the grant date fair value, granted pursuant to their employee stock option plans over the period during which the recipient is required to provide services in exchange for the options, typically the vested period. Pursuant to the requirements of the Statement, the Company plans to adopt the provisions of the Statement during the first quarter of 2007. The Company has not presently determined a transition method of adoption. The pro forma effect of adopting this Statement is disclosed above and is not expected to have a material impact in the trend of net earnings or net earnings per share.

Revenue Recognition

Revenue from sales of products is recognized at the time title of goods passes to the buyer and the buyer assumes the risks and rewards of ownership, which is at the time of shipment. Where right of return exists, allowances are made at the time of sale to reflect expected returns based on historical experience.

Shipping and Handling Costs

Shipping and handling costs that are charged to and reimbursed by the customer are recognized as sales, while the related expenses incurred by the Company are recorded in sales and marketing expense and totaled $2,649,000, $2,164,000 and $1,800,000 in 2005, 2004, 2003, respectively.

Research and Development

Research and development expenditures are charged to operations as incurred.

Limited Partnership Royalty Income and Expense

Royalty income from a related research limited partnership (included as a component of other income) was $132,000 in 2004 and $348,000 in 2003. Royalty expense paid to a related research limited partnership (included as a component of sales and marketing expense) was $281,000 in 2004 and $777,000 in 2003. The agreement governing royalty expense paid to a limited partnership expired in October 2003. At that time, substantially all royalty expense and limited partnership income ceased.

Income Taxes

The Company accounts for income taxes using the liability method. Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred income tax expense (credit) represents the change in net deferred income tax assets and liabilities during the year.

Advertising Costs

Advertising costs are expensed as incurred and totaled $264,000, $258,000 and $196,000 in 2005, 2004, and 2003, respectively.

Net Income Per Share

Basic net income per share is based on the weighted average number of common shares outstanding during each year. Diluted earnings per share is based on the weighted average number of common shares and dilutive potential common shares outstanding. The Company's dilutive potential common shares outstanding during the years result entirely from dilutive stock options and warrants. The following table presents the net income per share calculations:

Year ended May 31,	2005	2004	2003
Numerator for basic and diluted net income per share			
Net income	**$ 5,916,000**	$ 5,099,000	$ 4,787,000
Denominator			
Denominator for basic net income per share weighted average shares	**8,096,683**	7,910,863	7,656,964
Effect of dilutive stock options and warrants	**394,900**	465,742	328,344
Denominator for diluted net income per share	**8,491,583**	8,376,605	7,985,308
Net income per share			
Basic	**$ .73**	$ .64	$ .63
Diluted	**$ .70**	$ .61	$ .60

In 2005, 100,000 options were excluded from the computations of net income per share as the result of option prices exceeding the average market price of the common shares. No options were excluded in 2004 or 2003.

2. Goodwill and Other Intangible Assets

The Company follows the provisions of SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite lives and requires that the Company evaluate these intangibles for impairment on an annual basis. Management has completed the required annual impairment tests of goodwill and intangible assets with indefinite lives as prescribed by SFAS No. 142 as of the first day of the fourth quarter of 2005 and determined that recorded amounts were not impaired and that no write-down was necessary.

The following table summarizes goodwill by business segment:

	Food Safety	Animal Safety
Balance, June 1, 2003	$ 6,219,000	$ 6,997,000
Goodwill acquired	90,000	5,311,000
Balance, May 31, 2004	6,309,000	12,308,000
Goodwill acquired (adjusted)	239,000	(257,000)
Balance, May 31, 2005	**$ 6,548,000**	**$ 12,051,000**

Non-amortizable intangible assets include licenses of $377,000, and trademarks of $475,000.

Other amortizable intangible assets consisted of the following and are included in other noncurrent assets within the consolidated balance sheets:

	Gross Carrying Amount	Less Accumulated Amortization	Net Carrying Amount
Licenses	$ 1,159,000	$ 273,000	$ 886,000
Covenants not to compete	300,000	198,000	102,000
Patents	464,000	345,000	119,000
Customer Relationship Intangible and other	1,956,000	48,000	1,908,000
Balance, May 31, 2004	$ 3,879,000	$ 864,000	$ 3,015,000
Licenses	$ 1,174,000	$ 367,000	$ 807,000
Covenants not to compete	310,000	257,000	53,000
Patents	464,000	365,000	99,000
Customer Relationship Intangible and other	1,221,000	134,000	1,087,000
Balance, May 31, 2005	**$ 3,169,000**	**$1,123,000**	**$ 2,046,000**

Amortization expense for other intangibles totaled $259,000, $222,000 and $167,000 in 2005, 2004 and 2003, respectively. The estimated amortization expense for each of the five succeeding years is as follows: 2006 - $229,000; 2007 - $210,000; 2008 - $197,000; 2009 - $181,000 and 2010 - $157,000.

3. Marketable Securities

The Company invests in only high quality, short-term investments with maturity dates of less than one year classified as available-for-sale. As such, there were no significant differences between cost and estimated fair market value at May 31, 2005 and 2004. Additionally, since investments are short-term and carried to maturity, there were no realized gains and losses in 2005, 2004 or 2003. At May 31, 2004 marketable securities consisted of certificates of deposit.

4. Business and Product Line Acquisitions

As of February 28, 2003, the Company acquired the outstanding common stock of Adgen Ltd. of Ayr, Scotland, a company involved in the manufacture and sale of diagnostic test kits for the detection of plant diseases and the distribution of food safety diagnostic test kits. Consideration was net cash of $1,850,000 and 32,000 shares of common stock with a fair value of $341,000. During fiscal 2005 a secondary payment of $226,000 was made under the purchase agreement. Additionally, the Company is obligated to pay contingent consideration up to $224,000 based on future revenue levels. The acquisition was accounted for as a purchase with assets allocated $525,000 to current assets, $49,000 to property and equipment, $359,000 in current liabilities and $1,976,000 to intangible assets, primarily goodwill. If consummated as of the beginning of fiscal 2003, operating results would not have been materially different from amounts previously reported. Adgen continues to be located in Ayr, Scotland.

On November 21, 2003, Neogen Corporation purchased 100% of the common stock of Hacco, Inc. and of Hess & Clark, Inc. from United Agri Products, Inc. a then wholly owned subsidiary of ConAgra, Inc. Hacco has principal offices in Randolph, Wisconsin, and is a producer of rodenticide products. The Hess & Clark acquisition was principally a product line purchase in which the Company acquired lines of disinfectants and antibacterials.

Consideration for the November 21, 2003 acquisitions was $10,000,000 in cash, including related acquisition costs. Allocation of the purchase price included current assets of $1,800,000; property, plant and equipment of $2,600,000; intangible assets of $7,400,000 (including customer intangibles of $1,900,000; patents and trademarks of $200,000 and goodwill of $5,300,000); and liabilities of $1,800,000, including an environmental remediation liability of $1,200,000. The portion of the customer based asset considered to have a definite life is expected to be amortized by accelerated methods over 20 years. The companies are believed to be strong synergistic fits into Neogen's overall stability of providing food and animal safety solutions.

Unaudited pro forma financial information, as if the acquisitions of Hacco and Hess & Clark had taken place on June 1, 2002 is as follows:

Year ended May 31,	**2004**	2003
	(In thousands except per share amount)	
Revenue	**$ 61,898**	$ 57,234
Net income	**$ 5,696**	$ 5,620
Diluted net income per share	**$ .68**	$ .70

As of October 1, 2004, Neogen Europe, Ltd., the Company's subsidiary in Scotland, UK, acquired the distribution business of BiologischeAnalysensysteme GmbH (BAG), a privately held company based in Lich, Germany. BAG was a distributor of Neogen Corporation's products in Germany. BAG's revenues in the 12 months ended September 30, 2004 were approximately $600,000. Consideration for the acquisition was cash of $448,000. The allocation of the purchase price included inventory of $68,000, equipment of $21,000 and customer based intangibles of $359,000. The acquisition is expected to improve distribution of the Company's products in Germany.

On October 13, 2004, the Company acquired the UriCon product line of Animal Health Ventures, Inc., a privately held company. UriCon is a product used for the treatment of urinary incontinence in dogs. Consideration for the purchase was cash of $200,000. The allocation of the purchase price included inventory of $23,000 and intangibles of $177,000. The acquisition adds to the Company's product lines directed toward the treatment of medical disorders in companion animals.

5. Long-Term Debt

The Company maintains a financing agreement with a bank providing for an unsecured revolving line of credit of $15,000,000. Interest is at prime less 1.25% or Eurodollar prime equivalent, plus 150 basis points at the Company's option (rate elected would have been 4.5625% at May 31, 2005). Financial covenants include maintaining current ratios and debt to earnings ratios (as defined) and specified levels of tangible net worth, all of which are complied with at May 31, 2005. The agreement matures September 1, 2006.

6. Equity Compensation Plans

Qualified and non-qualified options to purchase shares of common stock may be granted to directors, officers and employees of the Company at an exercise price of not less than the fair market value of the stock on the date of grant under the terms of the Company's stock option plans. The number of shares authorized for issuance under the plans is 4,074,219. At May 31, 2005, options have been granted with three to five year vesting schedules and option terms of five to ten years.

The following is a summary of stock option plan activity:

	Shares	Weighted-Average Exercise Price
Outstanding at June 1, 2002 (288,474 exercisable)	998,183	$ 7.09
Granted	323,125	9.78
Exercised	(127,840)	5.62
Forfeited	(30,125)	7.99
Outstanding at May 31, 2003 (362,858 exercisable)	1,163,343	7.97
Granted	353,125	15.21
Exercised	(312,160)	6.05
Forfeited	(1,562)	8.13
Outstanding at May 31, 2004 (301,839 exercisable)	1,202,746	10.53
Granted	198,500	19.36
Exercised	(149,502)	6.77
Forfeited	(32,625)	13.74
Outstanding at May 31, 2005 (455,732 exercisable)	**1,219,119**	**$ 12.31**

Shares available for grant under stock option plans were 985,731, 151,606 and 503,169 at May 31, 2005, 2004 and 2003. The weighted-average grant date fair value of options granted in 2005, 2004 and 2003 was $6.06, $6.03 and $4.33, respectively.

The following is a summary of stock options outstanding at May 31, 2005:

	Options Outstanding			Options Exercisable	
Range of Exercise Price	Number	Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ 5.00-6.30	149,953	2.2	$ 5.21	105,077	$ 5.31
$ 9.52-11.12	549,614	3.9	10.17	273,494	10.29
$ 15.20-20.45	519,552	6.0	16.74	77,161	15.21
$ 5.00-20.45	1,219,119	4.6	$ 12.31	455,732	$ 9.98

The weighted-average exercise price of shares that were exercisable at May 31, 2004 and 2003 was $8.26 and $6.61.

The following table summarizes warrant activity with non-employees that are expensed at fair value. All warrants are exercisable for common stock of the Company and expire through 2009.

	Shares	Weighted-Average Exercise Price
Outstanding warrants at June 1, 2002	21,250	$ 8.74
Warrants exercised during the year	(1,250)	5.50
Warrants granted during the year	16,875	9.52
Outstanding warrants at May 31, 2003	36,875	9.21
Warrants exercised during the year	(6,250)	10.48
Warrants granted during the year	15,000	15.20
Outstanding warrants at May 31, 2004	45,625	11.01
Warrants exercised during the year	(10,000)	9.43
Warrants granted during the year	13,000	18.19
Outstanding warrants at May 31, 2005	**48,625**	**$ 13.15**

Common stock totaling 100,000 shares is reserved for issuance under the terms of the 2002 Employee Stock Purchase Plan. The plan gives eligible employees the option to purchase common stock (total purchases in any year are limited to 10% of compensation) at 95% of the lower of the market value of the stock at the beginning or end of each participation period. Shares purchased by employees were 6,895 and 5,042 in 2005, and 2004, respectively. There were no employee purchases in 2003.

7. Income Taxes

The provision for income taxes consisted of the following:

Year ended May 31,	**2005**	2004	2003
Current:			
U.S. Federal and foreign	**$ 2,395,000**	$ 1,729,000	$ 1,745,000
State	**296,000**	334,000	321,000
Deferred	**309,000**	512,000	420,000
	$ 3,000,000	$ 2,575,000	$ 2,486,000

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred income tax liabilities and assets are as follows:

May 31,	**2005**	2004
Deferred income tax liabilities		
Depreciation and amortization	**$ (1,590,000)**	$ (1,052,000)
Deferred income tax assets		
Inventories and accounts receivable	**790,000**	698,000
Accruals	**268,000**	131,000
Total deferred income tax assets	**1,058,000**	829,000
Net deferred income tax liabilities	**$ (532,000)**	$ (223,000)

The reconciliation of income taxes computed at the U.S. federal statutory tax rate to income tax expense is as follows:

Year ended May 31,	**2005**	2004	2003
Tax at U.S. statutory rates	**$ 3,031,000**	$ 2,609,000	$ 2,473,000
Tax credits and other	**(226,000)**	(254,000)	(199,000)
Provisions for state income taxes, net of federal benefit	**195,000**	220,000	212,000
	$ 3,000,000	$ 2,575,000	$ 2,486,000

8. Commitments and Contingencies

The Company is involved in environmental remediation and monitoring activities at its Randolph, Wisconsin manufacturing facility and accrues for related costs when such costs are determined to be probable and estimable. The total initial anticipated cost of remediation through 2024 of $1,800,000 has been discounted at 4% and recorded as a noncurrent liability in the consolidated balance sheet at its net present value of $1,098,000 at May 31, 2005. Estimated payments over the succeeding five years are $90,000 annually, with $1,260,000 due thereafter.

The Company has agreements with related research limited partnerships and unrelated third parties that provide for the payment of royalties on the sale of certain products. Royalty expense, including amounts paid to related research limited partnerships, under the terms of these agreements for 2005, 2004 and 2003 was $742,000, $900,000 and $1,524,000 respectively.

The Company leases office and manufacturing facilities under noncancelable operating leases. Rent expense for 2005, 2004 and 2003 was $205,000, $574,000 and $527,000, respectively. Future minimum rental payments for these leases over the next five years are as follows: 2006 - $216,000; 2007 - $231,000; 2008 - $205,000; 2009 - $101,000; and 2010 - $15,000.

The Company is subject to certain legal and other proceedings in the normal course of business that, in the opinion of management, will not have a material effect on its future results of operations or financial position.

9. Defined Contribution Benefit Plan

The Company maintains a defined contribution 401(k) benefit plan covering substantially all employees. Employees are permitted to defer up to 15% of compensation, with the Company matching 100% of the first 3% deferred and 50% of the next 2% deferred. The Company's expense under this plan was $343,000, $323,000 and $291,000 in 2005, 2004 and 2003, respectively.

10. Segment Information

The Company has two reportable segments: Food Safety and Animal Safety. The Food Safety segment produces and markets diagnostic test kits and related products used by food producers and processors to detect harmful natural toxins, foodborne bacteria, allergens and levels of general sanitation. The Animal Safety segment is primarily engaged in the production and marketing of products dedicated to animal health, including a complete line of consumable products marketed to veterinarians and animal health product distributors. Additionally, the Animal Safety segment produces and markets a line of rodenticides to assist in the control of rats and mice in and around agricultural, food production and other facilities.

These segments are managed separately because they represent strategic business units that offer different products and require different marketing strategies. The Company evaluates performance based on total sales and operating income of the respective segments. The accounting policies of the segments are the same as those described in Note 1.

Segment information is as follows:

	Food Safety	Animal Safety	Corporate and Eliminations [1]	Total
2005				
Net sales to external customers	**$ 28,156,000**	**$ 34,600,000**	**$ -**	**$ 62,756,000**
Operating income	**4,051,000**	**5,284,000**	**(566,000)**	**8,769,000**
Depreciation and amortization	**908,000**	**794,000**	**-**	**1,702,000**
Interest income	**-**	**-**	**7,000**	**7,000**
Income taxes	**1,386,000**	**1,808,000**	**(194,000)**	**3,000,000**
Total assets	**27,378,000**	**35,738,000**	**768,000**	**63,884,000**
Expenditures for long-lived assets	**1,828,000**	**860,000**	**-**	**2,688,000**
2004				
Net sales to external customers	$ 27,567,000	$ 27,931,000	$ -	$ 55,498,000
Operating income	4,223,000	3,679,000	(360,000)	7,542,000
Depreciation and amortization	782,000	620,000	-	1,402,000
Interest income	-	-	48,000	48,000
Income taxes	1,423,000	1,105,000	47,000	2,575,000
Total assets	24,079,000	34,914,000	982,000	59,975,000
Expenditures for long-lived assets	2,081,000	2,962,000	-	5,043,000
2003				
Net sales to external customers	$ 26,476,000	$ 21,209,000	$ -	$ 47,685,000
Operating income	4,864,000	2,542,000	(621,000)	6,785,000
Depreciation and amortization	661,000	475,000	-	1,136,000
Interest income	-	-	98,000	98,000
Income taxes	1,654,000	864,000	(32,000)	2,486,000
Total assets	21,216,000	18,804,000	8,016,000	48,036,000
Expenditures for long-lived assets	2,250,000	211,000	-	2,461,000

[1] Includes corporate assets, consisting of marketable securities, and overhead expenses not allocated to specific business segments. Also includes the elimination of intersegment transactions and minority interests.

Sales to customers outside the United States amounted to $17,002,000 or 27% of consolidated sales in 2005, $13,781,000 or 25% in 2004 and $9,609,000 or 20% in 2003 and were derived primarily in the geographic areas of South and Central America, Canada, Asia and Europe. The Company does not have sales to any single foreign country or customer exceeding 10% of consolidated net sales.

11. Government Grant

The Company has a $500,000 grant from Ingham County that is restricted for the purchase of machinery and equipment at its location in Lansing, Michigan. The grant is repayable in cash plus interest to the extent not offset by allowances for new employees hired in Lansing over a period of 6 years. Grant monies received from the County for eligible purchases are recognized as a long-term liability. The liability is reduced and other income is recognized for the allowances granted as eligible new employees are hired. The Company recognized other income of $250,000 in 2005 related to the grant.

12. Stock Repurchase

The Company's Board of Directors has authorized the purchase of up to 1,250,000 shares of the Company's common stock. As of May 31, 2005, 890,847 shares had been purchased in negotiated and open market transactions for a total price, including commissions, of approximately $5,198,000. Shares purchased under this buy-back program were retired.

13. Summary of Quarterly Data (Unaudited)

	Quarter Ended			
	August 2004	November 2004	February 2005	May 2005
	(Dollars in thousands, except per share data)			
Net sales	$ 15,212	$ 17,133	$ 14,403	$ 16,008
Gross margin	7,505	8,094	6,958	8,046
Net income	1,584	1,672	1,214	1,446
Basic net income per share	.20	.21	.15	.18
Diluted net income per share	.19	.20	.14	.17

	Quarter Ended			
	August 2003	November 2003	February 2004	May 2004
	(Dollars in thousands, except per share data)			
Net sales	$ 12,233	$ 13,246	$ 14,717	$ 15,302
Gross margin	6,260	7,003	6,926	7,320
Net income	1,302	1,543	1,183	1,071
Basic net income per share	.17	.20	.15	.13
Diluted net income per share	.16	.19	.14	.13

Quarterly net income per share is based on weighted-average shares outstanding and potentially dilutive stock options and warrants for the specific period, and as a result, will not necessarily aggregate to total net income per share as computed for the year as disclosed in the consolidated statements of income.

14. Subsequent Event

On July 1, 2005 the Company announced it signed an agreement with Brussels, Belgium-based UCB to acquire UCB's dairy antibiotic testing business. Closing is expected to take place late in the 2005 calendar year. UCB's dairy antibiotic testing products present a strong complementary fit with other testing products that the Company offers the dairy industry. Consideration for the acquisition is $14,700,000 (U.S.) in cash, and potential future performance-based payments.

Sales of UCB's dairy testing products approximated $9,000,000 (U.S.) in its most recent fiscal year, of which over 90% represented sales outside North America. Beta Star, one of UCB's key dairy antibiotic testing products, does not yet have FDA approval for sale to the large dairy market in the United States, but that approval is being pursued. Milk processors typically test raw milk arriving from dairy farms for antibiotic residues.

Products involved in the acquisition include the widely-used Penzyme product, and the newer technology Beta Star test. The Beta Star test uses a format nearly identical to Neogen's simple dipstick tests for mycotoxins, food allergens, and ruminant by-products.

Neogen Corporation Officers and Directors

Officers

James L. Herbert
President
Chief Executive Officer

Lon M. Bohannon
Vice President
Chief Operating Officer

Richard R. Current
Vice President
Chief Financial Officer

Edward L. Bradley
Vice President
Food Safety Sales and Marketing

Kenneth V. Kodilla
Vice President
Manufacturing

Joseph M. Madden, Ph.D.
Vice President
Scientific Affairs

Anthony E. Maltese
Vice President
Corporate Development

Terri A. Morrical
Vice President and General Manager
Animal Safety Operations

Mark A. Mozola, Ph.D.
Vice President
Research and Development

Paul S. Satoh, Ph.D.
Vice President
Basic and Exploratory Research

Directors

Jack C. Parnell
Chairman of the Board
Kahn, Soares & Conway
Former Deputy Secretary,
U.S. Dept. of Agriculture

James L. Herbert
President and CEO
Neogen Corporation

Thomas H. Reed
Secretary of the Board
Special Assistant to the President
Packerland Packing Company

Lon M. Bohannon
Vice President and COO
Neogen Corporation

Robert M. Book
President, Agrivista, Inc.
Former Vice President
Elanco Products Company

Herbert D. Doan
Former President and CEO
Dow Chemical Company

Gordon E. Guyer, Ph.D.
Former President
Michigan State University

Leonard E. Heller, Ph.D.
Professor, University of Kentucky
CEO, Health Management Services, LLC

G. Bruce Papesh
President
Dart, Papesh & Co.

Legal Counsel

Foster Zack & Lowe, P.C.
2125 University Park Drive
Suite 250
Okemos, MI 48864

Fraser Trebilcock Davis & Dunlap, P.C.
1000 Michigan National Tower
Lansing, MI 48933

Independent Registered Public Accounting Firm

Ernst & Young, LLP
Suite 1000
171 Monroe Avenue NW
Grand Rapids, MI 49503

Form 10-K

Copies of Form 10-K will be provided upon request without charge to persons directing their request to:

Neogen Corporation
Attention: Investor Relations
620 Lesher Place
Lansing, MI 48912

Stock Transfer Agent and Registrar

American Stock Transfer & Trust Co.
40 Wall Street
New York, NY 10005

Annual Meeting

10:00 a.m.
October 13, 2005
University Club of
Michigan State University
3435 Forest Road
Lansing, MI 48909

Stock Profile Activity

The Company's common stock is traded in the over-the-counter market and quoted in the NASDAQ National Market System under the symbol NEOG. Price ranges reported are based on inter-dealer sale quotations, as reported by NASDAQ, without adjustments for markups, markdowns, or commissions typically paid by retail investors, and may not represent actual transactions. No cash dividends have ever been paid, and the Company does not currently anticipate paying cash dividends in the foreseeable future. As of July 31, 2005, there were approximately 6,000 holders of the Company's common stock.

Year Ended	Fiscal Quarter	High	Low
May 31, 2005	First Quarter	$ 20.00	$ 15.86
	Second Quarter	$ 21.76	$ 17.35
	Third Quarter	$ 23.00	$ 17.00
	Fourth Quarter	$ 18.99	$ 12.46
May 31, 2004	First Quarter	$ 15.52	$ 11.33
	Second Quarter	$ 17.51	$ 13.61
	Third Quarter	$ 23.52	$ 17.01
	Fourth Quarter	$ 22.80	$ 15.83


NEOGEN
CORPORATION

Lesher Place, Lansing, MI 48912
Phone: 517/372-9200 • Fax: 517/372-0108
E-mail: neogen-info@neogen.com
Web: www.neogen.com • NASDAQ: NEOG